                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*


                          CLINICHEM DEVELOPMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



             CLASS A CALLABLE COMMON STOCK, NO PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    18690610
                           --------------------------
                                 (CUSIP Number)



                                 JUNE 29, 1998
--------------------------------------------------------------------------------
              (Date of Event Which Requires Filing This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

CUSIP No.        18690610
--------------------------------------------------------------------------------

       1.   Names of Reporting Persons.
            I.R.S. Identification Nos.  of above persons (entities only).


            BB BIOTECH AG

--------------------------------------------------------------------------------

       2.   Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)

            (b)

--------------------------------------------------------------------------------

       3.   SEC  Use Only

--------------------------------------------------------------------------------

       4.   Citizenship or Place of Organization

                 Switzerland

--------------------------------------------------------------------------------

 Number of       5.  Sole Voting Power
 Shares Bene-
 ficially                 -0-
 Owned by Each
 Reporting       ---------------------------------------------------------------
 Person With:
                 6.  Shared Voting Power

                         172,187


                 ---------------------------------------------------------------

                 7.  Sole Dispositive Power

                          -0-


                 ---------------------------------------------------------------

                 8.  Shared Dispositive Power

                         172,187


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

       9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                        172,187

       10.  Check if the Aggregate Amount in Row (11) Excludes Certain shares


       11.  Percent of Class Represented by amount in Row (11)

                        6.3%


--------------------------------------------------------------------------------

       12.  Type of Reporting Person (See Instructions)        HC, CO

--------------------------------------------------------------------------------



                                Page 2 of 9 Pages

CUSIP No.        18690610
--------------------------------------------------------------------------------

       1.   Names of Reporting Persons.

            I.R.S. Identification Nos.  of above persons (entities only).

            BIOTECH FOCUS S.A.


--------------------------------------------------------------------------------

       2.   Check the Appropriate Box if a Member of a Group
            (a)
            (b)

--------------------------------------------------------------------------------

       3.   SEC  Use Only

--------------------------------------------------------------------------------

       4.   Citizenship or Place of Organization

                      PANAMA

--------------------------------------------------------------------------------

 Number of       5.  Sole Voting Power
 Shares Bene-
 ficially                 -0-
 Owned by Each
 Reporting       ---------------------------------------------------------------
 Person With:
                 6.  Shared Voting Power

                          172,187


                 ---------------------------------------------------------------

                 7.  Sole Dispositive Power

                          -0-


                 ---------------------------------------------------------------

                 8.  Shared Dispositive Power

                          172,187


--------------------------------------------------------------------------------

       9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                        172,187

       10.  Check if the Aggregate Amount in Row (11) Excludes Certain shares


       11.  Percent of Class Represented by amount in Row (11)

                        6.3 %


--------------------------------------------------------------------------------

       12.  Type of Reporting Person

                        CO


--------------------------------------------------------------------------------


                                Page 3 of 9 Pages

ITEM 1.


    (a)  Name of Issuer

              Clinichem Development, Inc.


    (b)  Address of Issuer's Principal Executive Offices


              275 Armand-Frappier Boulevard
              Laval, Quebec
              Canada H7V 4A7


ITEM 2.


    (a)  Name of Person Filing

              BB Biotech AG ("BB Biotech")

              Biotech Focus S.A.  ("Biotech Focus")


    (b)  Address of Principal Business Office or, if none, Residence

              BB Biotech                                    Biotech Focus

              Vordergasse 3                                 Swiss Bank Tower

              8200 Schaffhausen                             Panama 1

              CH/Switzerland                                Republic of  Panama


    (c)  Citizenship

              See Item No. 4 of cover pages.


    (d)  Title of Class of Securities

              Class A Callable Common Stock, No Par Value Per Share


    (e)  CUSIP Number

                18690610


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO Sections 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).


    (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


                                Page 4 of 9 pages

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


    (e)  [ ]  An investment adviser in accordance with Section 240.13d-1(b)(1)
              (ii)(E);


    (f)  [ ]  An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);


    (g)  [ ]  A parent holding company or control person in accordance with
              Section 240.13d-1(b)(1)(ii)(G);


    (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


    (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


    (a)  Amount beneficially owned:

              172,187



    (b)  Percent of class:

              6.3%



    (c)  Number of shares as to which the person has:


              (i)   Sole power to vote or to direct the vote

                            -0-


              (ii)  Shared power to vote or to direct the vote

                            172,187



              (iii) Sole power to dispose or to direct the disposition of

                            -0-


              (iv)  Shared power to dispose or to direct the disposition of

                            172,187


                                Page 5 of 9 pages

       ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS


              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


       ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


              Not applicable.

       ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

              This statement is filed jointly by BB Biotech and Biotech Focus. Biotech Focus is a wholly-owned subsidiary of BB Biotech.

       ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

              Not applicable.

       ITEM 9.

              Not applicable.

       ITEM 10.  CERTIFICATION

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 6 of 9 pages

                                   SIGNATURES

    After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               BB BIOTECH AG

Date:   February 12, 1999                      By: /s/ Hans-Joerg Graf
                                                  ------------------------------
                                               Name: Hans-Joerg Graf
                                                    ----------------------------
                                                    Signatory Authority


Date:   February 12, 1999                      By: /s/ Dr. Victor Bischoff
                                                  ------------------------------
                                               Name: Dr. Victor Bischoff
                                                    ----------------------------
                                                    Vice Chairman and Director


                                               BIOTECH FOCUS, S.A.


Date:   February 12, 1999                      By: /s/ Dr. Andreas Bremer
                                                  ------------------------------
                                               Name: Dr. Andreas Bremer
                                                    ----------------------------
                                                    Signatory Authority


Date:   February 12, 1999                      By: /s/ Dr. Daniel Bugmann
                                                  ------------------------------
                                               Name: Dr. Daniel Bugmann
                                                    ----------------------------
                                                    Signatory Authority

                               Page 7 of 9 pages

                                  EXHIBIT INDEX

Exhibit 1:    Translation of minutes of the January 3, 1997 Board of
              Directors Meeting of Biotech Focus (evidencing a power of attorney in favor of Anders Hove, Hans Joerg Graf, Daniel
              Bugmann, Andreas Bremer and Nicolas Merian).*


Exhibit 2: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**


Exhibit 3: Agreement by and between BB Biotech and Biotech Focus with respect to the filing of this disclosure statement.

---------------------
* See Power of Attorney, previously filed as Exhibit 8 to the Schedule 13D relating to Biochem Pharma, Inc. filed with the Securities and Exchange Commission on July 23, 1998, which Exhibit is incorporated herein by reference.


** See Power of Attorney, previously filed as an Exhibit 99.E to the Schedule
   13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated herein by reference.



                               Page 8 of 9 pages

                                   EXHIBIT 3

                             JOINT FILING AGREEMENT


    We, the undersigned, hereby express our agreement that the attached
Schedule 13G (including all amendments thereto) is filed on behalf of each of the undersigned.


                                                BB BIOTECH AG

Date: February 12, 1999                         By: /s/ Hans-Joerg Graf
                                                   -----------------------------
                                                Name: Hans-Joerg Graf
                                                     ---------------------------
                                                     Signatory Authority


Date:    February 12, 1999                      By: /s/ Dr. Victor Bischoff
                                                   -----------------------------
                                                Name: Dr. Victor Bischoff
                                                     ---------------------------
                                                     Vice Chairman and Director



                                                BIOTECH FOCUS, S.A.


Date:   February 12, 1999                       By: /s/ Dr. Andreas Bremer
                                                   -----------------------------
                                                Name: Dr. Andreas Bremer
                                                     ---------------------------
                                                     Signatory Authority


Date:   February 12, 1999                       By:  /s/ Dr. Daniel Bugmann
                                                   -----------------------------
                                                Name: Dr. Daniel Bugmann
                                                     ---------------------------
                                                     Signatory Authority

                               Page 9 of 9 pages